Filed by Business Objects, S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 000-31859

On July 21, 2003, Business Objects, S.A. and Crystal Decisions, Inc. held a joint conference call relating to Business Objects’ proposed acquisition of Crystal Decisions. The following is a preliminary transcript of the conference call.

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Event Transcript

BOBJ - Business Objects Conference Call

Event Date/Time: Jul. 21. 2003 / 3:00AM ET
Event Duration: 1 hr 14 min

OVERVIEW

BOBJ has reached agreement to buy Crystal Decisions for $820m in cash and shares. The deal will be accretive to earnings in 2004. Cost savings of $25m are expected in 2004. Q&A Focus: synergies, operating margins and new management structure.

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BOBJ - Business Objects Conference Call

C O R P O R A T E  P A R T I C I P A N T S

Don Markley
 Business Objects S.A. — Investor Relations

Bernard Liautaud
 Business Objects S.A. — Chief Executive Officer

John Olsen
 Business Objects S.A. — President and Chief Operating Officer

Jim Tolonen
 Business Objects S.A. — Chief Financial Officer

Jon Judge
 Crystal Decisions, Inc. — President and Chief Executive Officer

C O N F E R E N C E  C A L L
P A R T I C I P A N T S

Unidentified

Operator

Bernd Volkel
 Credit Suisse First Boston — Analyst

Richard Leggett
 Goldman Sachs — Analyst

Stephane Fraenkel
 Oddo Pinatton Securities — Analyst

Simon Andrews
 Lehman Brothers — Analyst

Em Fladen (ph)
 France Venoney — Analyst

Michael Briest
 UBS Warburg — Analyst

Ross McMillan
 Morgan Stanley Dean Witter — Analyst

Yoganus Resse (ph)
 CIT Investment — Analyst

Bob Liao
 Dresdner Kleinwort Wasserstein — Analyst

Marc Huberty
 Exane — Analyst

P R E S E N T A T I O N

Operator

Good morning. My name is Heather and I will be your conference facilitator. At this time, I would like to welcome everyone to the Business Objects conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press star then the number two. Thank you. At this time, I would like to turn the conference over to Mr. Don Markley. Mr. Markley you may begin your conference.

Don Markley - Business Objects S.A. — Investor Relations

Thank you. Good morning and thank you for joining us to discuss our agreement to acquire Crystal Decisions, which we announced last Friday. This call may not be reproduced in whole or in part without the written permission of the company. For this call, we have a set of slides that accompany the speaker’s comments. You may access those slides by going to our website www.businessobjects.com and clicking on the investor section and then, clicking on the conference call link for July 21. On the call today are Business Objects’ Chief Executive Officer, Bernard Liautaud; our President and Chief Operating Officer, John Olsen; and our Chief Financial Officer, Jim Tolonen. Also joining us is the CEO of Crystal Decisions, Jon Judge. Before we begin, I will read a forward-looking statement. During this call, we will make forward-looking statements that involve risk and uncertainties concerning Business Objects’ proposed acquisition of Crystal Decisions, Business Objects’ expected financial performance as well as Business Objects’ strategic and operational plan. Actual events or results may differ materially from those described in the call due to a number of risks and uncertainties. The potential risks and uncertainties include among others the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, the reaction of customers of Business Objects and Crystal Decisions to the transaction, Business Objects’ ability to successfully integrate Crystal Decisions’ operations and employees, Business Objects’ ability to transition Crystal Decisions’ customers, the introduction of new products by competitors or the entry of new competitors to the markets for Business Objects’ and Crystal Decisions’ products, and economic and political conditions in the US and abroad. More information about potential factors that could effect Business Objects’ financial results is included in Business Objects’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and the quarterly report on Form 10-Q for the period ended March 31, 2003 including under the captions `Risk Factors` and `Management’s Discussion and Analysis of Financial Conditions and Operations`, which are on file with the Securities and Exchange Commission and available on the SEC’s website and

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will be included also on our quarterly report on Form 10-Q for the period ended June 30, 2003. For more information and additional risk factors regarding Crystal Decisions, see the information under the captions `Risk Factors` and `Management’s Discussion and Analysis of Financial Conditions and Results of Operations` contained in the Annual Report on Form 10-K for the fiscal year ended June 28, 2002 and the quarterly report on Form 10-Q for the period ended March 28, 2003, and also on Crystal Decisions’ registration statement on Form S1 and all amendments there too initially filed with the SEC on May 23, 2003. Neither Business Objects nor Crystal Decisions undertake any obligation to update these forward-looking statements to reflect the events or circumstances after the date of this teleconference. Following the presentation, we will have a Q&A session. We ask that you please limit to one question and one follow-up. I would like to introduce Bernard Liautaud.

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Good morning everyone and thank you for participating to this call. As you know, late Friday we have announced that Business Objects has signed a definitive agreement to acquire Crystal Decisions. We believe this is a defining moment for the industry. Two leaders in their respective segments with highly complementary products, channels, and talents are combining to form the clear in the business intelligence space. Business Objects is the leading provider in business intelligence solutions with a focus on adhoc query, reporting and analysis for power users and executives. Crystal is the leader in enterprise reporting for information consumers. Together, we create a clear leader in enterprise business intelligence solutions along all dimensions of the business: revenue size, strength, and completeness of the product line, power of distribution, and international presence. The agenda today is a review of preliminary results, a discussion of the strategic rationale of the deal, a review of our integration principles, and the financial highlights. Before I spend time on discussing the acquisition, I would like to indicate the preliminary results of Business Objects for the quarter that just ended June 30, 2003. As a reminder our guidance for the quarter was a revenue range of $119m to $123m of revenue and an earnings per share range of $0.14 to $0.18. Business Objects had a strong quarter for Q2. Although we cannot yet give the final results as our closing process has not quite finished, we can already say that the revenue will be between $127m and $129m, and that the earnings per share will be between $0.17 and $0.18. We will have a full earnings call to discuss these results in detail on July 31.

Let me now talk about the transaction. Earlier today, we signed a definitive agreement to acquire Crystal Decisions, actually early on Friday. The acquisition is valued at approximately $820m. The consideration is paid in a mix of cash and equity. The cash consideration is $300m and the equity consideration is made up of 26.5m shares. Based on the July 18, 2003 closing price, the ownership of the combined entity will be distributed in the following way: 71% for the Business Objects’ shareholders and 29% for the Crystal Decisions’ shareholders. Transaction is to go through the regulatory approvals and is expected to close in Q4 2003.

Let me now highlight a few key indicators of both companies’ financials. For the 12-month ending March 31, 2003, Business Objects had $466m in total revenue versus $271m for Crystal Decisions which equates to a total revenue of $736m. Business Objects had a 9% operating margin versus a 14% operating margin for Crystal Decisions. Crystal Decisions has higher license content in its revenue mix than Business Objects and higher operating margin. With this transaction, Business Objects ends up with stronger financials not only as strong revenue leadership in Business Intelligence but also a higher license percentage of its revenue and better operating and net margin. This is therefore an extremely appealing combination. This is not a merger of two-troubled companies. This is not the acquisition of a broken entity by another player trying to get entry into a part of the market. This is the combination of two highly respected and recognized leaders for the greater good of the customers and the market. Through this acquisition, Business Objects enables the combination of two strong, growing, and profitable companies with combined revenues over $736m. The transaction will be accretive 2004 consensus EPS before any revenue or cost synergy and before purchased accounting adjustment. Later in the presentation, we will go into the details of these different adjustments. As you will see in the upcoming comments, we believe Business Objects is gaining new opportunities for growth. The two organizations are highly complementary in terms of products, channels, and skill sets. And finally, we believe there are important opportunities for cost synergies in all areas of the business, which would translate into cost savings for the combined company in the order of $25m for the year 2004.

Before we talk about the market dynamics and the business rationale for the transaction, I would like to spend a few minutes going over Crystal Decisions. Although very well known to the business intelligence community, Crystal Decisions is relatively unknown by the investment community. Crystal Decisions is however a remarkable company in many ways. It is the established leader in enterprise reporting and is the fastest growing company in the BI market. Crystal Decisions was

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founded in 1984 and is headquartered in Vancouver in Canada. Throughout the past decade, Crystal has established itself as a strong leader in enterprise reporting with a creation of one of the largest customer bases of the industry. Crystal Decisions has 25,000 customers and a still more than 14m licensees. Their flagship product, Crystal Reports, is embedded in hundreds of application through more than 350 OEM partnerships with premiere software companies including SAP, Microsoft, Huperion, and PeopleSoft. In particular, Crystal Reports has been the tool of choice for Microsoft developers and has been embedded in Visual Studio for nearly ten years. Crystal Decisions has over 1700 employees, with 600 in sales and marketing, and more than 430 in the research and development. Because of its deployment to so many users and so many companies, the Crystal brand is one of the most well known brands in the business intelligence space. In the past several years, Crystal Decisions has shown remarkable business performance and consistency. As you can see on the chart, they not only have scaled to significant revenue levels in the past three years, but also have reached strong levels of profitability. In the first quarter of 2003, they reached an operating margin of close to 15.9%. They also have progressively built a cash position to about $95m at the end of March 2003.

Finally, as I mentioned earlier, Crystal Decisions is the fastest growing company in business intelligence software. In 2002, Crystal Decisions grew at more than 33% over the previous year at a time when most vendors had little or negative growth. This growth performance has been steady over the past 11 quarters. It is also important to note that this growth was balanced between license and service. This combination also leverages current market dynamics. I believe that the business intelligence space has three main characteristics today. First, it is rapidly growing. Indeed it enables customers to get more visibility on to their business in a time when it’s highly needed. It offers strong return on investments and fast paybacks, based on fairly small upfront investment. And BI is viewed more and more as a way for customers to unlock the value of the significant investments they have made in their ERP and CRM implementation. Second, it is under penetrated. Most studies indicate that only 10% to 15% of the potential market has been reached. Most business people need a business intelligence solution, but most do their job without one, resulting in poor decision-making and in the end under performing businesses. Third, it is still an immature and fragmented market. There are many companies playing in this space and there is no clear leader. It is not unusual to see customers with 10 to 15 different BI products in use in their organizations.

We believe the market is in need for a market leader. Customers are looking for ways to rationalize their IT investments. And for that, they need to reduce their number of suppliers. They want to keep a few partners, which have broad and integrated product capabilities so they can fulfill all their requirements from one vendor. And they want financially robust and dependable partners. Because business intelligence is becoming more and more strategic, they cannot afford to take inconsiderate risks with vendors whose viability is uncertain and may not offer them the set of products and services that they will need. Therefore, our belief is that the customers want to standardize on one BI product set for their company. Standardization enables them to reduce administration costs, procurement costs, and integration risks and have more disciplined software deployments. We believe that with this transaction, Business Objects will deliver on exactly what the market is asking for, best-of-breed products in all segments in business intelligence from one single vendor, a safe and reliable partner for all their future needs.

Let us now discuss the strategic rationale for the transaction and the vision of the combined company. Business Objects acquisition of Crystal Decisions brings together two companies that have highly complementary strengths across multiple dimensions, specifically products, channels, and international coverage. Through this acquisition, Business Objects becomes the clear revenue leader in business intelligence, with more than 33% leadership over the second player. Business Objects will have the strongest and most complete product line and a very powerful range of sales channels. We will have significant expansion opportunities through product cross-sell and international expansion. Finally and probably most importantly, I believe the company will provide an unmatched value to the customer.

The chart on this slide reflects the power of the combination. Based on trading 12 months ending end of March, the combined company would have $736m of revenue compared to $551m for Cognos and less than $200m for the remaining competitors. The company will have over 700 partners, 16m licenses sold, over 20 patents approved or pending, more than 3,800 employees, including 1,000 in product development and a combined base of 43,000 customers. Let us talk about products. Put together, the products will be able to fulfill the needs of all users throughout the corporation. Business Objects’ strength has traditionally been with the power users for ad hoc query, reporting, interactive analysis and more recently through our foray into dashboards, EPM, and analytical applications, we have created a strong offering for executives. On the other hand, Crystal Decisions’ strengths has been focused on enterprise

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reporting for information consumers. That is the consumption of reports by large number of people within a corporation. Second, each product portfolio brings a set of strengths in the different segments of business intelligence. Business Objects is strong in data integration, EPM, and analytic framework, and applications, where Crystal Decisions has limited offering. Business Objects brings leading strength in ad hoc query reporting and analysis, and Crystal Decisions bring leading strength in enterprise reporting. Together, Business Objects and Crystal Decisions will offer best-of-breed capabilities in all segments. Let us talk about channels, where here also both companies bring complementary strength. Business Objects’ strength has traditionally been in enterprise sales and system integration relationships. Crystal Decisions’ strength has traditionally been in the OEM business, inside sales, and their reselling network. Recently, they have built a successful enterprise sales organization, with the mission to up-sell into the large corporate customers. This complementary set of channels give the ability to Business Objects to expand OEM relationship and also leverage each other channels for up-sell and cross-sell. To be specific on the product cross-sell opportunity, one of the great assets of the combined company will be its significant customer base. The combined sales force will be able to sell Business Objects’ product into the Crystal Decisions’ installed base strong of 25,000 customers, specifically the data integration, ad hoc products, EPM products and applications. And vice versa, the combined sales force will be able to bring enterprise reporting products to many of the 17,500 customers of Business Objects. Another element of the complementarities of the two companies is their international coverage. Business Objects brings a tremendous platform of expansion for Crystal Decisions’ products in Europe and a smaller scale to Japan. Crystal’s strong presence in the Americas strengthen the leadership of the combined company. In Asia-Pacific, Crystal has built a strong network, which help further penetration of both product lines. All in all, the combined company will be Number one in each of main market it serves. Finally, the main point is that we will offer unparalleled value to customers. They will be able to purchase all their BI products from one single vendor, from data integration all the way to analytic application. This will minimize their cost of ownership and maximize their value. And also, we will be able to provide them with world-class consulting, education, support, and partners. Let’s now talk about integration. First, we are very aware that the challenges associated with such a combination; however, great it appears on paper, it lies in the execution of the integration. We feel however that we have all the fundamental elements to be successful. The businesses are complimentary. Each company brings a set of strength that will benefit the other. The two companies are in good health and very importantly, both leadership teams are excited about the combination. We have a clear vision of what the combined entity will be. In addition, the integration effort will be treated as the most important task in the company, with an integration office reporting directly to me and key leaders on both sides being working together. Although, we cannot today make specific statements about integration plans, we can share a few principles that we will follow. One, that is important right away, will be our focus on growth. On the product side, we have a number of important principles. First, we will continue to support both product lines. As I mentioned earlier, the products are very complimentary. Both companies have been very successful selling a set of capabilities to their customers, have millions of happy users. We believe maintaining a high level of customer satisfaction is key. We plan to continue the Crystal brand. It is one of the most recognized brands in this space. Today, the products have little overlaps but in the long term, both product teams have plans to duplicate the capabilities of the other. We intend to refocus R&D energies away from overlapping future projects and towards innovations and new high growth areas. Finally, we have a clear vision, a unified product line of best-of-breed products covering all areas of business intelligence using the best technologies of both companies.

On sales integration principle, it is important to continue the strong growth of both companies. We believe because this is a relatively young and expanding market, and because the products are similar and also complementary that we will have one sales force to sell the entire suite of products. That is, the Crystal sales people will be able to sell the Business Object suite and vice versa. This will provide the sales team with twice as much to sell. The market is both unsaturated and growing quickly. So we also believe that we will require both companies’ entire sales team. In addition to the proven enterprise sales channel of both companies, Crystal has developed a very strong inside sale organization as we are well equipped with a larger product suite to leverage their capabilities and increase sales. We will also be able to enhance the current OEM relationships of both companies with a broader product suite. And with that, I will now hand it over to Jim Tolonen to discuss financials.

Jim Tolonen - Business Objects S.A. — Chief Financial Officer

Thank you, Bernard. We are very pleased with the economics of this transaction. Not only does it give us the combined opportunity to be the clear market leader in business intelligence as Bernard has discussed, but also gives us an opportunity to improve the financial return for our shareholders. First and

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perhaps most important, a fair price combined with the use of some of our currently low-yielding cash for part of the acquisition price will, we believe, allow the combination to be immediately accretive to our 2004 results before purchase accounting adjustments. In addition, we believe we have the opportunity to achieve further combined cost synergies as our operating structures and geographic presence are complementary making the combination potentially even more accretive. As the transaction is not scheduled to close until the fourth quarter, joint teams will work together to plan our integration, which can begin at the end of this year. Our estimate of $25m of savings is approximately a 5% annualized savings of the combined 2004 expenses to be achieved pro rata during 2004. We are already beginning to see opportunities to eliminate redundant services, make more economic volume purchases, share-existing facilities, and take advantage of each other’s strengths. In addition, because both companies are growing, much of the savings for 2004 can be achieved from slowing future expense growth and in particular by avoiding what would otherwise be duplicate efforts. This is one of the advantages of bringing together two growing and profitable complementary businesses and of course, we believe the combined company will be in a good position to further explore revenue synergies in both geography and the channels and as well as to provide more complete solutions to our customers.

To try to get a feeling for the economics of the combination, we have provided some preliminary numbers showing estimates for certain elements of the transaction. For the starting point, we are showing the current First Call consensus EPS for Business Objects for 2004. As we have not given any guidance ourselves for 2004 and Crystal Decisions’, as a private even though an SEC filing company, does not have published estimates. This number is merely to show an approximate starting point for the discussion and is not intended to be new guidance. If we assume that the Crystal Decisions’ revenue can continue to grow at a rate of approximately 20% in calendar year 2004, down from the 30% plus rates of the last two years and their margins can remain constant, we will have an accretion of approximately $0.10 to $0.15 per new combined share. Next, an improvement of approximately $25m of combined expenses for 2004 could provide an additional $0.15 to $0.20 of accretion per new combined share. Of course, there will also be significant purchase accounting adjustments and we currently estimate that approximately $25m to $35m of deferred maintenance and support revenue will be eliminated from 2004 revenue recognition under current US GAAP of purchase accounting treatment even though customers have already prepaid these contracts and this could represent a reduction of $0.15 to $0.25 per share. In addition, we anticipate approximately $200m to

$300m of the purchase price will be allocated to intangibles and in process R&D, which will be written off partially closing and partially over the next several years. Additionally, we estimate approximately $10m to $20m of stock based compensation charges will be written off during the first two years. And finally, we estimate approximately $420m to $550m of goodwill will be put on the balance sheet from the residual purchase price not allocated to net assets or other intangibles and for our European GAAP statements, this too will be written off over time. Of course these numbers will not be final until all analyses are completed at the time that the transaction is closed. Today, our announcement is of the signing of the definitive agreement. We expect to file our shareholder proxy in August, which will include much more information on the companies and on the transaction. And we currently anticipate the transaction, which is subject to Business Objects shareholder approval and the approval of both European and American Regulatory Authorities will close during the fourth quarter of this year. Bernard?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Thank you Jim. And before we conclude, I would like to ask Jon Judge, the CEO of Crystal Decisions, to say a few words about his perspective on the transaction. Jon.

Jon Judge - Crystal Decisions, Inc. - President and Chief Executive Officer

Thanks Bernard. I just like to add my excitement and my enthusiasm for this coming together of two great companies and completely agree with Bernard’s opening comment that this a defining moment for the industry. We believe that the software industry is facing a period of consolidations forming entities that will be advantaged by size, scope, geographic coverage, and financial strength. We also believe early movers will be advantaged by the ability to select partners that have great strategic fits. I think Crystal and Business Objects are great examples of that. This is not just a number two company and number three company coming together to form the clear industry leader. This is two highly complimentary companies coming together with a strategic fit that is uncanny. We have strengths in different areas, geographic products and channels, and will significantly enhance each other’s performance. And as important, I think we have similar cultures, which should help the integration process go smoothly. We at Crystal are really happy to join this new industry leading company and are looking forward to it happening as quickly as possible. Thanks Bernard.

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Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Thank you Jon. So in conclusion, we are all very excited about the transaction. We believe Business Objects will have superior competitive position and market share, a superior product offering, superior field coverage and execution, and superior financial strength and growth opportunities. With that, I would like to turn to the conference call operator to poll you for your questions.

Q U E S T I O N S  A N D  A N S W E R S

Operator

At this time, I would like to remind everyone if you would like to ask a question, please press star then the number one on your telephone keypad. We will pause for just a moment to compile the Q&A roster. Your first question comes from Stephane Fraenkel of Oddo Securities.

Stephane Fraenkel - Oddo Pinatton Securities — Analyst

Yes, hello. Congratulations for this acquisition. Could you quantify a little bit the revenue synergies you are expecting from this deal and especially do you think that these are the same decision makers that decide for Crystal Divisions’ software or for Business Objects’ software?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Hi Stephane. This is Bernard. I think it’s a little too early to quantify the growth opportunities but I think we have indicated the areas in which we are going to find these opportunities -the product cross-sell, the international expansion. Clearly the great opportunity in Europe where, I think, enterprise reporting has not yet really been developed. I think for reporting and analysis, we think the buyers are very often the same in the large enterprises in the large accounts. However, they have also penetrated a lot of customers that — where we are not right now, smaller medium-sized firms, and they also have brought their products into many corporate accounts through the OEM relationships and that has been for them a great way to seek the market and they have been able recently to up-sell from that seating. But, I think, it is — to come back to your original question, I think, it is a little early to be able to say exactly how much we can grow — both companies more than what they are doing now.

Stephane Fraenkel - Oddo Pinatton Securities — Analyst

Thank you very much.

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Thanks Stephane.

Operator

Your next question comes from Bernd Volkel of Credit Suisse First Boston.

Bernd Volkel - Credit Suisse First Boston — Analyst

Can you hear me?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Yeah, we can you hear you Bernd.

Bernd Volkel - Credit Suisse First Boston — Analyst

Hi, good morning. First question relates to the potential product overlap. I’m just trying to get a feeling for how many of your product or what percentage of revenues is similar to what Crystal Decisions is offering particularly, the reporting tool? Earlier, you mentioned on — in one of the slides, you were saying that you intend to keep the both products alive, but I was wondering for how long that might be and just want to get a feel for what risk they might see to the revenues if at all?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Yes, we — this is also something that we’ve looked at very much in detail when we went through the product due diligence. Clearly, we felt that the two product lines were very complementary. The way the Crystal products are being utilized in a company versus the way ours are utilized, it’s quite different. Crystal Decisions’ products are usually used by the professional IT report writers. So, these IT professionals write reports and

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then afterwards, they distribute fairly static or canned reports to large number of users within a company. So, the users of Crystal reports are large number of people, but they do not interact in a big way with the data itself, whereas Business Objects has been working it up and been focusing on reporting for power users, ad hoc query, reporting and analysis. So, it’s a different base of users. When we look at the future, I think the first thing that we see that will start integrating the products a little better being that we will start seeing the two reporting environment being able to be accessed in a very easy and similar way for end-users who want to consume reports coming from the Crystal environment and analytics or other types of reports coming from the Business Objects environment and again, the way we’ve seen the two products used are quite different and we have a number of customers who use both products in a very different way. Afterwards, I think the long-term plan is to try to look at the two products and see what are the technologies what we can use in both to create one common product line. So, this will always be a set of plans that will be developed through the integration process. We are clear that through the due diligence we have put the two product team together and both have come out with the result that these two products of great strength and can be integrated in a very good way for the customer going forward.

Bernd Volkel - Credit Suisse First Boston – Analyst

Okay, may be one more question. You said — you talked about your due diligence process, I just wondered how you assess the risk of the future reporting tool coming from Cognos and the one coming from Acta software? What impact do you feel that might have on the facilitation (ph) going forward?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Well we — it was obviously an important subject of conversation, but when we look at this market, the reporting market is one in which the products that are in use right now are at their version 9 or 10, which is a case for Crystal Decisions. We do not believe that it is going to be very easy for a company now to come up and make inroads in a company with a version 0 or version 0.1of a product. This is an environment where technologies have evolved significantly in the past three years. One thing that is also very important and is a huge asset of the combined company is the installed base, not just in terms of users or customers, but the number of users. We would have told 16m users, these users have developed reports for years now. So, there is probably billions of Business Objects reports and Crystal reports out there and we do not believe that there is significant compelling reasons for people to migrate all these reports into new environment and we believe again, when we look at the cover of these two products that they cover really all the functionalities that are needed, and I think it is going to be very, very hard for a company to match the power of this offering, especially considering that now we have behind these two products we are going to have a thousand R&D people.

Bernd Volkel - Credit Suisse First Boston — Analyst

Okay, maybe one last question, if I may. How much of the deal reasoning, if due to defensive reasons, i.e. what really makes you go for Crystal Decisions, especially sort of the after their fight for Nordea? What’s the possibility that a larger infrastructure vendor like Microsoft might have gone up to Crystal Decisions?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Well, we didn’t do it for a defensive reason. We did it for an offensive reason, which is — there may be a different word, but we saw that there was an opportunity clearly on the market to take the undisputed leadership in a space that needs a leader. And when we saw the opportunity to bring the two companies together, we saw that we both had, the same vision. We wanted to be number one, we want to offer all capabilities to the customers and when we look at the product, we look at a channel, we look at the international coverage, we realized that there was an incredible complementarity of the companies. That plus the skillsets and the culture of synergy and we felt that it was a great potential combination and we just did it. I think the catalyst was more the IPO than anything when Crystal decided to go public that obviously triggered us to really look at it in more detail, also with a proof point that Crystal was in great shape — to be IPO already means that company needs to have great processes in place and we found a terrific company.

Bernd Volkel - Credit Suisse First Boston — Analyst

Fantastic. Thank you very much.

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Thank you.

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Operator

Your next question comes from Richard Leggett of Goldman Sachs.

Richard Leggett - Goldman Sachs — Analyst

Hi guys. Congratulations.

Don Markley - Business Objects S.A. — Investor Relations

Hi Richard. Thank you.

Richard Leggett - Goldman Sachs — Analyst

Couple of quick questions for you. Maybe I’ll just start, Bernard if you could talk a little bit about — if you are prepared to do this, just a post deal management structure and how that will work out?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

No, we can’t really talk about that. The only thing I would say is that when we have done our due diligence, which was on both sides by the way, and we talked to each other for some quite time and we realized that we have great synergies also in the team and we found a terrific leadership team over there at Crystal Decisions. So, we intend to have an executive team that will mix the talents of both companies.

Richard Leggett - Goldman Sachs — Analyst

Okay. And then the next question is just — I’m curious Crystal had tremendous growth during what are arguably three of the toughest years ever in the industry. I’m wondering if there’s anything unusual in the growth rate, i.e., is there a new product cycle or something that would have triggered the high level of growth beyond just really good execution and good sales? Just curious why such good growth at a time when the market itself is — I know the BI market has generally been healthy but you guys are growing so much faster than everybody else.

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Well, I’m going to let, maybe, John comment on that one. John...

John Olsen - Business Objects S.A. — President and Chief Operating Officer

Because we’ve spent a fair amount of time on it, I think it comes from several areas in our point — from our group point of view and certainly would not just be a new product because in the three years, in our case, you would be looking at three different product cycles but it starts, I think, with our product strategy and that was, we as a business started with the strategies that said that the common element of business intelligence is reporting and distribution, and that when it’s all said and done, that business intelligence is about creating reports and distributing them throughout the enterprise. And so we’ve focused very heavily on owning the reporting part of the market and I think that helped us a lot because it’s the common denominator of all of the different users in the BI segment. Second, is the distribution channels. We put a very sophisticated distribution channel map in place that included OEMs, not just for near-term revenue but for ceding reasons, to create opportunities for us to grow a year or two or three down the line, and of course we did, so we started this about ten years ago, distribution channels as well and then finally the pricing strategy, whether we created our product for the marketplace because you can buy — in Crystal reports you can buy anything from a $400 shrinkwrap box of Crystal reports totaling up to a multimillion dollar deployment to a period of time when many of the million dollar transactions started to free up because we had a fairly diverse distribution model and we had very good incrementality in terms of how we priced our product. It allowed us to get through that period of time when other companies that were really hurting because the $1m transactions were drying up. We didn’t face that problem at all. So, you’re right in noting that we had great growth through a very difficult economic time. But I think it was because we were positioned extremely well for what the market was looking for.

Richard Leggett - Goldman Sachs — Analyst

Great. And if I could ask just one final question which is also maybe for you John and the question is just — given — I think a lot of investors are curious given that you had filed for an IPO and had such good growth dynamics and good profitability trend, the timing of doing this deal now as opposed to have pursuing the IPO and then related to that also is just the lockup agreement, and just make sure we understand how that works so that we can understand the potential selling events that will take place over the next two years?

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Jon Judge - Crystal Decisions, Inc. — President and Chief Executive Officer

Your question is why now given the fact that we are on the road to the IPO?

Richard Leggett - Goldman Sachs — Analyst

Yes. I think a lot of investors are curious to know what’s driving the decision to sell yourself now as opposed to going ahead with the IPO when you were so close to it?

Jon Judge - Crystal Decisions, Inc. — President and Chief Executive Officer

It’s a good question and I think it merges with the question, an earlier question that was asked to Bernard about why you were attracted to Crystal and then the foot side is why was Crystal attracted to Business Objects? We actually have been looking and thinking and talking, sporadically talking with Business Objects for some number of years now. And when I joined Crystal about a year ago, there had been conversations and there were general conversations, but that had dated back two years or even more. And the nature of it was because if you look at the two companies and what Bernard talked about in his opening comments about the incredible symmetry and synergies between these two companies, we have always felt that if we were going to team up with somebody, that the only one that we felt that was the right strategic fit for us was Business Objects, because it is almost a perfect strategic fit. But that was sort of Business Objects was always a possibility with us and when Business Objects came and talked with us about the possibility of putting these two companies together, and when you look at the software industry in general, the comments that I made earlier, I very strongly believed in, and that is that there’s a high likelihood that in the near term you’re going to be looking at a handful of software titans with very broad scope and size dominating the marketplace. And when we thought about being a $300m company, even though we were growing at 30% versus being $1b company overnight and having access to — Business Objects has got terrific strength in Europe. We are fairly weak in Europe, and it’s just a marvelous connection between these two companies. It became pretty obvious that this was the right thing for us to do long term. So, that’s the reason for that. And on the lockup, Bernard it’s probably best if I left that to you to talk about the lockup.

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Yes. The lockup is — the Crystal Decisions shareholders have first the 90-day complete lockup where they cannot sell any share, and then afterwards they can sell. For two periods of six months they can sell only 7.5% of the combined entity and then afterwards they are free.

Richard Leggett - Goldman Sachs — Analyst

Okay. Very well. Congratulations, it looks like a good strong transaction for you guys.

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Thank you.

Operator

Your next question comes from Simon Andrews of Lehman Brothers.

Simon Andrews - Lehman Brothers — Analyst

Hi. Good morning. Just had a question on the cost savings, the $25m initially looks relatively light. You guys mentioned that it was roughly 5% of the combined 2004 cost saving. If I’m right, I think the $25m as you said is just a shade on the 5% of the combined group’s operating expenses as the trailing 12 months from the 31st of March this year. Does that mean operating expenses is going forward or essentially going to remain flat?

Unidentified

The way we looked at it was if we take 2004 we think we can — basis of 5%, is about the right number. However, because the deal is going to close late in the year, we think that effecting these changes is not going to happen on January 1, I would think. So, I think probably in the first quarter there will still be a number of great cost synergy impact and we’ll start seeing that in the second, third, and fourth quarter. So, we didn’t take a full — 5% for the full year. That’s why it’s a little less, but I think these synergies are there and we need to work at it. It’s also early to tell until we do the complete integration plan.

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Simon Andrews - Lehman Brothers — Analyst

Okay and just a follow-up to that. You mentioned at the — in one of the opening remarks that there were risks associated with transitioning Crystal customers to the Business Objects’ products. Can you just talk a little bit more about the timing and sort of what you plan to do with that? And also, how many of the Crystal customers would currently be ready to take the analytic EPM products? So, essentially how many of them in both the higher end have been reporting products from Crystal?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

I think in general, I would say, but it’s probably more of the questions for Jon Judge is how much has been the take-up of products from Crystal, I would say it’s a fairly small percentage. I think Crystal has been essentially very strong in the enterprise reporting, the reports and in Crystal Enterprise afterwards. And therefore, we felt that the ability for Business Objects to come in and sell the high-end product is a very strong probability. I don’t know Jon if you want to comment on that.

Jon Judge - Crystal Decisions, Inc. — President and Chief Executive Officer

Yes, I think what I would say — I think I have to attack the question just from a slightly different advantage point and that is that one of the interesting things about the BI market, when I talked about this in earlier comments that the market is still fairly fragmented that the market is still in a relatively in an early stage. I think the market is in general about 10 years old, but if you look at most companies, many of them are still buying business intelligence product to solve a specific problem in a specific department and so, the way I look at it is to say that most of the customers that we have and Business Objects have are the same customers. They just might be different departments, so there might be different focuses from the solutions that we sell. So, I would say that in general terms, the market is very much looking for a leader. I think bringing these two companies together particularly given the fact that we were very strong in reporting and enterprise delivery, Business Objects is extremely strong in ad hoc query analysis and application, is bringing two things together, it creates a potential solution for customers in particularly large enterprise customers that they have been waiting for, for a long time. So, I would think that the overlap is going to be fairly significant in customers, not necessarily in solutions and that the fact that that our product offerings is so complementary, I think that once we get our act together in terms of making the products work really well together that the take-up is going to be pretty excellent.

Operator

Your next question comes from Em Fladen (ph) of France Venoney (ph)

Em Fladen - France Venoney — Analyst

Yes, hi. Congratulations on the transaction. One question. You have mentioned prior to this acquisition that your medium-term target was for 20% operating margin. I know this is probably a bit early, but could you tell us what your medium-term operating margin is with the combined entity?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

It is a little bit early I would say, but I think what we’ve seen now is — if we take Business Objects — I think this combination is going to help us accelerate our path towards that goal. We are — our operating margins, the operating margin of Crystal Decisions is higher than ours. So, I think the combined entity gets a higher operating margin on the — looking at the two businesses combined together. So, we still want to get to the same target. I think we’re doing it in a slightly different way with — and now, we need to bring the two companies together, put the integration plan and process in place. Once that is done, I think we’ll have a clear view in terms of the timeline to and the milestone in reaching that goal.

Em Fladen - France Venoney — Analyst

And one another question if I may. Regarding the acquisition of Acta, it seems that the results have been mixed over the last two quarters. Maybe you could say a word about the sales of Acta in the second quarter or maybe you could talk about how quick this transaction comes after Acta. Talk about any potential difficulties you might have in focusing on Acta integration?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

First of all, I can’t really comment on the details of Q2 because we are going to have the full details of Q2 on the 31st and that is when we are going to talk about Acta and all these other elements of the quarter but I think in general, when we look at

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Acta, we had a — it was a different acquisition such that one, it was obviously much smaller but it was at a different space of the market. One, in which our sales force didn’t have a lot of understanding or knowledge. One is, if you look at the two areas of the integration, on the R&D side and on the sales side, I think on the R&D side, sales went extremely well. I don’t think we could have managed a better integration of the company. No one has left; the product was integrated very quickly; the product was released. So all this has happened very, very positively. On the sales side, the only thing that I would say is that it took a little more time than we initially thought to wrap up, but I think it shows that our sales force have to be trained on a different field of expertise, but still I think we are going to grow this business very nicely in this year. The ramp up was a little slower, that’s all. In the case of Crystal Decision, I think it is going to be very different because our businesses are much closer in terms of the end-goal for the customer. It is all about end-user reporter reporting analysis, interaction with the data as opposed to data integration which is a much more middleware and database-to-database kind of processes. So we don’t think there is a concern there. Also we feel that the Acta is now already completely integrated and I think we are going to start seeing the revenue grow.

Em Fladen - France Venoney — Analyst

Right, thanks.

Operator

Your next question comes from Ross McMillan of Morgan Stanley.

Ross McMillan - Morgan Stanley Dean Witter — Analyst

Thank you and congratulations on the deal this morning, on Friday. To put two quick ones, maybe for Jon Judge. Are C r y s t a l (ph) is filed to the SEC quarterly report till the deal closes? And second is a product question, on the whole of analysis tools, given that, I guess would be quite a little overlap on the analysis side, if the comp plan to continue with the analysis tools from Crystal in the immediate future or are there other plans to get migrate over towards the Business Objects analysis tools?

Jon Judge - Crystal Decisions, Inc. — President and Chief Executive Officer

Ross, could you give me the first one again? I didn’t quite catch it.

Ross McMillan - Morgan Stanley Dean Witter — Analyst

Just on the actual filings you have been filing obviously with the SEC for sometime, are you going to continue with those until the actual deal closes? In other words, will that filing process continue on quarterly reports?

Jon Judge - Crystal Decisions, Inc. — President and Chief Executive Officer

Sure, okay. So on the filing, the answer is yes. Until the deal closes we will opt for it, the two companies as individual companies and so we will continue down that path on filing. On the question about h o l o s (ph) , I think the best way to answer that is to say that between now and the time that we can get through all of the statutory and regulatory requirements to bring these two companies together, we are going to operate business as usual. Once we bring the companies together Bernard and Bernard’s product team and our product team, I am sure, will put together both the short-term and the long-term plan and I just think it would be very wrong for me to try to comment on what that plan would be at this point.

Ross McMillan - Morgan Stanley Dean Witter — Analyst

Okay. Maybe one other follow-up for Jim. Can you just comment, I guess, there are a relatively high number of Crystal options now that will be in the money posted deal? I think about — something as to over 20% of the equity. Could you comment around what is going to happen to those options that are now in the money at Crystal?

Jim Tolonen - Business Objects S.A. — Chief Financial Officer

The option plans that are Crystal options will be assumed by Business Objects and converted at the exchange ratio into Business Objects’ options. So, the employees that are vested will have the ability to exercise themselves just as they would since had they gone public, and those that are unvested will continue to vest.

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Ross McMillan - Morgan Stanley Dean Witter — Analyst

And on the guidance therefore for the accretion, does that include the dilution that would come from grandfathering this option?

Jim Tolonen - Business Objects S.A. — Chief Financial Officer

Actually, yes it does. The transaction itself on the exchange ratio, which after the cash buy down is at about 29%, it’s on a treasury shares method. So, not just on outstanding, but on taking into account the options that are in the money.

Ross McMillan - Morgan Stanley Dean Witter — Analyst

Great. Thanks a lot and congratulations.

Jim Tolonen - Business Objects S.A. — Chief Financial Officer

Thank you.

Operator

Your next question comes from Michael Briest of UBS.

Michael Briest - UBS Warburg — Analyst

Morning, thank you. First of all, could you maybe talk us through the anti-trust issues that you do you think that’s viable? And then secondly, maybe on Crystal Decisions, you could talk about the Microsoft and SAP relationship, how important they are as a generator of sales and I know its early what their initial reaction to the tie-up with Business Objects would be?

Jim Tolonen - Business Objects S.A. — Chief Financial Officer

This is Jim. Let me take the first question. And with regard to antitrust issues, at this time it’s a little early to tell, we haven’t actually made the filing yet, but we do not anticipate any significant problems. First, because the market is very large and still quite fragmented while we will be the clear leader in the pier play business intelligence market. I think industry analysts still put that at only about somewhere between 15% and 20% of the total market if you look at all of the various players including the larger Microsoft, SAP and others in that space. So, we will be larger than any other company in the space by a significant margin, but there are still a lot of players in the margin and in fact — in the market, and I think Bernard’s earlier comments on the market looking for some consolidation here is a normal evolution of this type of market.

Unidentified

Related to the relationship with Microsoft and SAP, Crystal has had terrific relationship with both players. Crystal is the reporting — the prefered reporting tool for all the Microsoft developers I would say right now, hasn’t been embedded into visual’s sterio for years. So it is our intend to extend these relationship. Just try and continue them and extend them. I think the fact that we are joing forces creates an opportunity to enhance these relationships. I think it’s too early to say on how it’s going to go and if it’s going to work well fast, how it’s going to evolve. But clearly on the combined company side, the desire is to strengthen this relationship.

Michael Briest - UBS Warburg — Analyst

Could you maybe say how important Microsoft and SAP are at the the sales?

John Olsen - Business Objects S.A. — President and Chief Operating Officer

I could say Bernd if you’d like. The OEM strategy that we have been using for years, which includes over 350 partners is more about providing our reporting and enterprise information delivery capability to these partners and in the case of Microsoft and SAP, they are actually embedded and included in their products. It’s more an issue about our ability to up-sell those customers in the future than it is about a specific revenue stream that comes to us from those players. We do have a fairly wide variety of partnerships with these clients. Some pay us development fees, some pay us royalties, and just about everything in the middle, but it is not from a standpoint of the normal flow of our revenue in a quarter. The OEM revenues, while they are growing at a tremendous rate, they are not all that material. They are more providing us a seating bed for future upgrades. So, think of it in terms of, they take a subset of our product that gets embedded in theirs into their customers, and then their customers want to get more functionality and so they come back to us to upgrade to a higher level. And so, it’s more of that second sale, but the revenue percentage is the first.

Michael Briest - UBS Warburg — Analyst

Is there any way that you can quantify both those sales perhaps?

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John Olsen - Business Objects S.A. — President and Chief Operating Officer

I can’t, no.

Michael Briest - UBS Warburg — Analyst

Okay.

John Olsen - Business Objects S.A. — President and Chief Operating Officer

When I can’t, but that’s not that we don’t break our revenues out that way.

Michael Briest - UBS Warburg — Analyst

Okay, thanks.

Operator

Your next question comes from Marc Huberty of Exane.

Marc Huberty - Exane — Analyst

I had some question on the cost synergies. Is there some upside to the cost synergies, which you have given out. Could you quantify what the maximum would be, which you could really think off?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Yeah Marc, at this point what we have said is that we would target $25m in cost synergies for the full year calendar 2004 and that would be a reduction of the combined expenses of the two companies for that year and that would translate on a $0.15 to $0.20 of accretion per new combined share.

Marc Huberty - Exane — Analyst

Is that a conservative estimate or do you see the upside from this $25m or not?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Well, I think it’s a little early because we haven’t had the integration teams developing the effort on it. We have targeted 5% by the end of the first year and assuming that we would face in for that given the transaction amount actually close to or very close to the end of this calendar year, that will give us time to get started in 1Q and start seeing synergies during Q2, Q3, and Q4 of next year.

Marc Huberty - Exane — Analyst

And you said about the flow back it’s — will the sale of the private equity partners be in organized sales, or will you organize the flow back or will you be just free to decide in there, as they want?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

There will be the opportunity to do that in an organized fashion. They do have some demand registration rights over the course of the first couple of years. So, we would certainly look to do that in an organized fashion.

Marc Huberty - Exane — Analyst

Okay, thank you very much.

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Thank you.

Operator

At this time Business Objects has alloted time of two more questions and your next question comes from Bob Liao of DRKW.

Bob Liao - Dresdner Kleinwort Wasserstein — Analyst

Hi, good morning. I just wanted to ask a little more about the integration efforts and —

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Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Yeah, we can hear you.

Bob Liao - Dresdner Kleinwort Wasserstein — Analyst

I just want to ask about — you mentioned that there are different plans you have in terms of products that were overlapped and that you are going to be eliminating going forward as part of your cost savings. Could you explain which product those would be?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Well, if you look at the two companies and the two products that you have — Crystal reporting — Crystal enterprise focused on enterprise reporting. Business Objects focused on ad hocs query and analysis. So we cover power users and executives, they cover information consumers. Long-term the desire of both companies were to cover all users. Although the plans were on a fairly long timeframe there is definitely a desire for Crystal Decisions to move up towards more ad hoc capabilities and more interactive analytics and there are plans for Business Objects to be delivering more massive scales of information delivery. If you take a group of now a 1000 developers, instead of having significant portion of the people working on duplicating the efforts of each other or the strength of each other we are going to able to re-allocate, refocus these energies now in our new projects, new areas of growth, and I think that is a tremendous power of this combination. It has the power to now deploy R&D resources into many more projects than if they stayed independently.

Bob Liao - Dresdner Kleinwort Wasserstein — Analyst

Could you point an example in terms of a company of how you would ideally like to see the two products working together?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

I am not sure I quite understand the question.

Bob Liao - Dresdner Kleinwort Wasserstein — Analyst

Oh sorry, just in any organization right now where you have both Crystal Decisions and Business Objects to be in ad hocs query and reporting, in the future are you expecting to integrate the product form? How would you see the products — the integrated products being used by the organization and how much more value would that add?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

I think you are asking me in a different way what is the product roadmap, which is — at this point we can’t really tell you. There need to be a lot of work, but the thinking at this point is that there are going to be two spaces. The first space is going to be to integrate the products, the purpose they are to integrate them better with each other. And right now a company that uses both products would have a number of Business Objects queries and reports and analysis, and a number of Crystal reports. The idea is that users can utilize both in a seamless way through a common entry point. So, that would be probably phase one and then phase two is to start building the common product line with taking from the different pieces the best of the technology.

Bob Liao - Dresdner Kleinwort Wasserstein — Analyst

Okay, thank you very much.

Operator

Next line of question comes from Yoganus Resse (ph) of CIT investment.

Yoganus Resse - CIT Investment — Analyst

Yes, good morning. Thanks for giving European investors a possibility, if you ask to discuss with you some maybe follow one questions from my side. You mentioned the proportion of licenses at Crystal Decisions is higher than at Business Objects. Can you give us a concrete number of percentages of how licenses are, and what you get on maintenance? How much percentage of your original license is? That’s first question. Second question is regarding as a former ownership of Crystal and how may be now its money and its shares are split or possessed. And latest question is again to the OEM channels as a piece of Microsoft. Don’t you see the risk at OEM together moving more in a position where you are a competitor less than

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a partner and therefore in the longer way, they try maybe move away from Crystal solution, which is in the product?

Jim Tolonen - Business Objects S.A. — Chief Financial Officer

Let me answer the first two.

Unidentified

Yes.

Jim Tolonen - Business Objects S.A. — Chief Financial Officer

The numbers we have been using because Crystal although not a public company has been reporting under the SEC for the last 11 quarters. So, we have given comparative numbers for Business Objects and Crystal Decisions for the 12 months or four quarters ending March. And during that period they had $270m of total revenue, $174m or 64% of that was license revenue that compares for Business Objects. We had $466m of revenue and $237m or 51% of total license revenue in that same 12 months period.

Yoganus Resse - CIT Investment — Analyst

Okay.

Jim Tolonen - Business Objects S.A. — Chief Financial Officer

That shows that mix. With regard to shares, our second question, the transaction itself will initially give 26.5m shares of the combined entity, those will be new issued shares to the Crystal Decisions company and that leaves what I believe that’s somewhere between 64m and 66m shares for the Business Objects shareholders and that will make Crystal Decisions shareholders 29% of the total combined entity. In addition they will be receiving $300m of cash.

Yoganus Resse - CIT Investment — Analyst

But my question was on more with being the old owners of Crystal, how much may be yet we see, how much have been the management and so for. Will it all split over in the same ways that management we see will get the same percentage of shares and cash?

Jim Tolonen - Business Objects S.A. — Chief Financial Officer

For all Crystal shareholders, let start with the bulk of the shareholdings are from an organisation that was from a called New SAC, which is three — five adventurer investors, Silver Lake Partners and Texas Pacific Group, and actually the origianal Seagate Corporation and they as well as any of the Crystal employees or management that have shares will have the same mix of stock in cash.

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

All shareholders are treated exactly the same way in a transaction. Related to your last question, around competition. I think what we are — the bottom line of this transaction is we are focusing our effort on business intelligence as opposed to wanting to diversify into an area that is non-core competency. We said — we believed that the market needs a clear leader in business intelligence and we want to be that leader. And that leader needs to have right now size, financial strength, but needs also to cover all aspects of the BI platform, and I think it’s clear that enterprise reporting today is a different space that ad hoc query and analysis, and companies want both. They want that, they want a reporting application, they want analytical application, they want framework for dashboards and EPM and they want that from one single company. So, I think that’s what the market wants now because it is an attractive market because it grows in the software industry, which is generally not growing that much. It attracts larger companies but we and intersecting for Crystal Decision, we have the fundamental belief that this is a market in itself, this is a category in itself that requires an independent leader and a pure player in this space. And I think by combining these two companies we’re creating that pure play, number one player.

Yoganus Resse - CIT Investment — Analyst

So, let me ask it another way. You don’t see, maybe, in the foreseeable future the same thing happens towards the BI market, like we have seen to SCM and maybe on the way to see a CRM. So it is a primal test of three themes over and for large integrated customers that are playing with the same argument you mentioned before for the OBI offering, offering everything out of one, not only BI, even all the other things based on the ERP system are the winners.

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Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Well, I think, the question of best-of-breed versus integrated. It’s a very good question but our view is that the integration happens within a category, within a parameter of software. And so then the big question is what software belongs to what parameter, or what big category? And we think that business intelligence is a category in itself, does not belong to the operational application; it doesn’t belong to ERP or CRM or supply chain. These applications whose business is to essentially automate transactions but it’s a very different business than ours and the fundamental requirement of our applications and our solutions is the ability to work with all sorts of application and data sources in the back-end. So, I agree with you that there needs to be aggregation of categories, and/or player within the categories. And that’s why you see CRM and supply chain and ERP for consolidating but these applications don’t consolidate with a database. While the players — SAP is a great company but it is not a — it now it doesn’t try to integrate a database. And so I think, the same way, BI is an independent category and what’s important right now is to consolidate the different parts of BI into one but not to consolidate BI with something else that is a different business and different category of software.

Yoganus Resse - CIT Investment — Analyst

Okay. Thanks.

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Thank you.

Operator

There are no further questions at this time gentlemen. Do you have closing remarks?

Bernard Liautaud - Business Objects S.A. — Chief Executive Officer

Okay. Well, we would like to thank all of you for joining us and again we are very excited about this transaction and so creates clearly the number one in the space. I think it’s going to be great for all the constituencies, the customers, and the partners, and the employees. And with that as you know, we are releasing our full financial figures for the second quarter on

July 31 and then we will do a conference call at that point. Okay with that, thank you very much and we will talk to you soon.

Operator

This concludes the conference call. You may now disconnect.

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Additional Information About the Proposed Acquisition and Where to Find It

Business Objects and Crystal Decisions intend to file with the SEC a joint proxy statement/prospectus/information statement and other relevant materials in connection with the proposed acquisition of Crystal Decisions by Business Objects. The joint proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. Investors and security holders of Business Objects and Crystal Decisions are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available because they will contain important information about Business Objects, Crystal Decisions and the proposed acquisition. The joint proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition.

Bernard Liautaud, Business Objects’ Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects’ other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects’ annual meeting of stockholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.

Jonathon Judge, Crystal Decisions’ President and Chief Executive Officer, and certain of Crystal Decisions’ other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge’s and Crystal Decisions’ other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions’ annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.